3-11-02

RECD S.E.C.
MAR 0 7 2002
619

SECURITIE 02019168 SSION

OMB APPROVAL
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SEC FILE NUMBER
8- 17005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bernard Herold & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Ave.
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Herold | 212-371-3950 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name — *if individual, state last, first, middle name*)

529 Fifth Ave., (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Lawrence Herold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard Herold & Co., Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01L04970053
Qualified in New York County
Commission Expires July 30, 2002

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNARD HEROLD & CO., INC.

REPORT PURSUANT TO RULE 17a-5

YEAR ENDED DECEMBER 31, 2001

Citrin Cooperman & Company, LLP

BERNARD HEROLD & CO., INC.
FOR THE YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Bernard Herold & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Bernard Herold & Co., Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bernard Herold & Co., Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 7, 2002

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

BERNARD HEROLD & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current assets:	
Cash	$ 341
Due from broker	313,978
Investment in securities	3,671,804
Investment in non-marketable securities	107,300
Prepaid expenses and other current assets	201,919
Total current assets	4,295,342
Property and equipment, net	105,487
Other assets:	
Exchange memberships	268,765
Deferred taxes	40,000
Security deposits	11,407
Other	50,933
Total other assets	371,105
TOTAL ASSETS	$ 4,771,934

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued expenses and taxes	$ 249,208
Subordinated notes payable	250,000
Total liabilities	499,208
Stockholders' equity:	
Class "A" Common stock, $1 par value authorized 10,000 shares, issued and outstanding 7,307 shares	7,307
Preferred stock, $100 par value authorized 2,000 shares, issued and outstanding 900 shares	90,000
Additional paid-in capital	198,229
Retained earnings	3,977,190
Total stockholders' equity	4,272,726
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,771,934

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Income:	
Commissions	$ 4,136,297
Mutual funds	1,506,035
NYSE floor income	603,928
Trading	(7,138)
Interest	483,128
Miscellaneous	1,856
Total income	6,724,106
Operating expenses:	
Salaries and benefits	3,355,101
Communications	532,961
Rent and occupancy	430,918
Floor brokerage	898,832
Promotional	109,585
Interest	21,979
Depreciation	39,678
Bad debts	262,212
Other expenses	719,644
Total expenses	6,370,910
Income before provision for income taxes	353,196
Provision for income taxes	105,301
NET INCOME	$ 247,895

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - beginning	$7,307	$ 90,000	$ 198,229	$ 3,729,295	$ 4,024,831
Net income	-	-	-	247,895	247,895
BALANCE - ENDING	$7,307	$ 90,000	$ 198,229	$ 3,977,190	$ 4,272,726

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance - beginning	$	250,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
BALANCE - ENDING	$	250,000

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 247,895
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred taxes	(40,000)
Depreciation and amortization	39,678
Changes in operating assets and liabilities:	
Due from broker	230,980
Prepaid expenses and other current assets	8,929
Due from stockholders	11,532
Accrued expenses	(103,449)
Total adjustments	147,670
Net cash provided by operating activities	395,565
Cash flows from investing activities:	
Payments for the purchase of equipment	(20,141)
Proceeds from the sale of securities	394,959
Payments for the purchase of securities	(899,592)
Net cash used by investing activities	(524,774)
Net decrease in cash	(129,209)
Cash - beginning	129,550
CASH - ENDING	$ 341
Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Interest	$ 21,979
Income taxes	$ 269,624

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernard Herold & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is member of the New York Stock Exchange and the Securities Investor Protection Corporation. The Company clears its securities transactions on a fully-disclosed basis through another broker-dealer.

Use of Estimates

The preparation of financial statements requires the Company's management to estimate the current effects of transactions and events whose ultimate outcomes may not be determinable until future years. Consequently, the estimated current effects could differ from the effects of the ultimate outcomes.

Revenue Recognition

Commission revenues associated with transactions in securities, mutual funds and other products are recorded on a settlement date basis.

Concentration of Credit Risk

The Company's cash balances are held in accounts at four financial institutions. At December 31, 2001 there were no uninsured cash balances.

Exchange Memberships

Exchange memberships are carried at cost. Current market value of $1,700,000, which is based on estimates made by management, exceeds cost.

Investment in Securities

Marketable securities are marked to market daily, based upon a quoted market value. The resultant gain or loss is recognized currently.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on a straight-line and double-declining basis over the estimated useful life of the assets ranging from five to seven years. For leasehold improvements, depreciation is provided over the term of the lease.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2001 consist of the following:

Furniture and equipment	$391,449
Computer equipment	128,827
Leasehold improvements	112,959
	633,235
Less: Accumulated depreciation	527,748
Total	$105,487

Depreciation expense for the year ended December 31, 2001 amounted to $39,678.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has met these requirements. At December 31, 2001, the Company had net capital of $3,551,129 which exceeds the Company's minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1 as of December 31, 2001.

NOTE 4 - LEASE COMMITMENTS

The Company has entered into three operating leases for office facilities expiring in various years through 2008. The minimum annual rental commitments under these leases are as follows:

Year Ending December 31,	
2002	$ 514,719
2003	514,719
2004	499,000
2005	481,259
2006	457,999
Thereafter	915,998
	$3,383,694

Rent expense net of rental income of $36,000 for the year amounted to $406,254.

The Company is obligated under a lease agreement for office space through the year 2008. The lease term contains a provision for free rent. Pursuant to Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line

NOTE 4 - LEASE COMMITMENTS (CONTINUED)

basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the lease have been reflected as deferred rent in the accompanying balance sheet and included in accrued expenses.

NOTE 5 - SUBORDINATED NOTES PAYABLE

The notes are payable to three stockholders and are subordinated to the claims of general creditors. Interest is payable at 8%. Total interest paid on the notes during 2001 was $20,000. The subordinated notes qualify as part of the Company's net capital requirements (Note 3).

NOTE 6 - INCOME TAXES

The Company has recorded a deferred tax asset of $40,000 in 2001 primarily due to straight-line rent which is not deductible on the Company's tax return until paid. Provision for income taxes is comprised of the following:

Federal	$ 75,630
State	34,641
City	35,030
Deferred	(40,000)
Total	$105,301

The provision for income taxes is less than the expected tax at statutory rates due to various permanent differences for tax exempt interest and entertainment expenses and an adjustment for overaccrual of prior year taxes.

NOTE 7 - INVESTMENT IN NON-MARKETABLE SECURITIES

During 2000, the Company purchased stocks and warrants of the NASDAQ Stock Market, Inc. The Company purchased 8,000 shares and 300 warrants for a total of $107,300. These investments are carried at cost since their market value is not determinable at this time.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company rents space on a month to month basis to an investment advisor. One of the stockholders of the Company is an officer of this investment advisor. Rental income for 2001 totalled $36,000. In addition, the Company receives reimbursements of approximately $144,000 from this entity for payroll paid by the Company on its behalf.

SUPPLEMENTARY INFORMATION

BERNARD HEROLD & CO., INC.
SCHEDULE OF OTHER EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

Payroll taxes	$	154,805
Automobile expense		2,353
Dues and fees		97,496
Office expense		204,692
Christmas expense		25,927
Professional fees		196,672
Bank charges		2,744
Contributions		15,096
Miscellaneous		19,859
TOTAL OTHER EXPENSES	$	719,644

See independent auditors' report.

BERNARD HEROLD & CO., INC.
COMPUTATION OF NET CAPITAL UNCER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL:		
Total stockholders' equity	$	4,272,726
Subordinated liabilities allowable in computation of net capital		250,000
Total capital and allowable subordinated liabilities		4,522,726
Non-allowable assets:		
Property and equipment, net		(105,487)
Exchange memberships		(268,765)
Prepaid expenses		(201,919)
Deferred taxes		(40,000)
Other		(62,340)
		(678,511)
Net capital before haircuts on securities positions		3,844,215
Haircuts on securities positions		(293,086)
NET CAPITAL	$	3,551,129
AGGREGATE INDEBTEDNESS:		
Accrued expenses	$	249,208
Total aggregate indebtedness	$	249,208
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement	$	100,000
Ratio: Aggregate indebtedness to net capital		.07
RECONCILIATION OF NET CAPITAL:		
Net capital as reported in Company's Part II (unaudited)	$	3,707,980
Net effect of audit adjustments		156,851
Net capital, as adjusted	$	3,551,129

See independent auditors' report.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Bernard Herold & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements of Bernard Herold & Co., Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 7, 2002